NEWS RELEASE

       ELD No. 08-20

TSX: ELD  AMEX: EGO

 July 30, 2008

ELDORADO ACQUIRES UNITS OF BRAZAURO

(all amounts in Canadian dollars)

VANCOUVER,BC - Eldorado Gold Corporation (“Eldorado”) is pleased to announce that effective July 24, 2008 it has purchased 8,800,000 units (the “Units”) of Brazauro Resources Corporation (“Brazauro”), which Units each comprised one common share (a “Unit Share”) of Brazauro and one half of a whole warrant (a “Warrant”) of Brazauro, at a price of  $0.95 per Unit, for a total of $8.36 million. Each Warrant will entitle Eldorado to acquire one common share of Brazauro at an exercise price of $1.30 per common share of Brazauro for a period of 18 months following the date of the completion of the acquisition of the Units.  The 8,800,000 Unit Shares acquired represent approximately 10.32% of Brazauro’s issued and outstanding common shares (as at July 24, 2008).

After completion of the acquisition of the Units, Eldorado will own 10,304,000 common shares representing 12.09% of Brazauro’s issued and outstanding common shares (as at July 24, 2008).  If Eldorado exercises all of the Warrants, it will own 14,704,000 common shares of Brazauro, representing approximately 16.4% of Brazauro’s issued and outstanding common shares (as at July 24, 2008).

The securities were acquired pursuant to a private placement under the terms of an Option Agreement (the “Option Agreement”) dated July 8, 2008 between Eldorado, Brazauro, and two affiliates of Brazauro, Jaguar Resources Do Brazil LTDA (now named Brazauro Recursos Minerais Ltda. (“Jaguar”) and Minercao Cachambix Ltda (“Minercao”).  The acquisition of the Units was a condition precedent to the earn-in option that Brazauro has granted to Eldorado under the Option Agreement to acquire up to a 75% interest in certain of Brazauro’s properties, including the Tocantinzinho Project in Para State, Brazil, through the exercise of three separate options.

Eldorado acquired the securities for investment purposes and may acquire further common shares or dispose of its holdings of commons shares both as investment conditions warrant.  The Units were issued to Eldorado pursuant to the accredited investor exemption in section 2.3 of National Instrument 45-106 to purchase the securities.

Eldorado’s early warning report is available on the SEDAR website (www.sedar.com) under the Company’s name.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China, Greece and the surrounding regions.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; risks from litigation; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008..  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation common shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax:  604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages:

laurelw@eldoradogold.com